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                              EXHIBIT NUMBER 14(1)

                            CHINA ENTERPRISES LIMITED
        CODE OF ETHICS FOR CHIEF EXECUTIVE AND SENIOR FINANCIAL OFFICERS

China Enterprises Limited ("the Company") has adopted the following Code of Ethics specifically for its Chief Executive Officer, its Chief Financial Officer and its accounting officer or controller (the "Officers").

1. Each Officer shall endeavor to perform his or her duties to the best of his or her knowledge and ability.

2. Officers shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgments to be subordinated.

3. Officers shall respect the confidentiality of information acquired in the course of business, except when authorized or otherwise legally obligated to disclose such information. Officers shall not use confidential information acquired in the course of business for personal advantage.

4. Officers are responsible for full, fair, accurate, timely and understandable financial disclosure in reports and documents filed by the Company with the Securities and Exchange Commission and in other public communications made by the Company.

5. Officers are responsible for the Company's system of internal financial controls, and ensuring that the Company's accounting records are maintained in accordance with all applicable laws, are proper, supported and classified, and do not contain any false or misleading entries. Officers shall promptly bring to the attention of the Audit Committee any information they may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

6. Officers shall maintain control over and responsibly manage all assets and resources employed or entrusted to the Officer by the Company.

7. Officers may not compete with the Company and may never let business dealings on behalf of the Company be influenced or even appear to be influenced -- by personal or family interests. Officers shall promptly bring to the attention of the Board of Directors any information they may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

8. Officers shall proactively promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

9. Officers shall provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

10. The Company is committed to complying with both the letter and the spirit of all applicable laws, rules and regulations. Officers shall promptly bring to the attention of the Board of Directors any information

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      they may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company or its employees or agents. Officers shall promptly bring to the attention of the Board of Directors any information they may have concerning any violation of this Code of Ethics.

The Officers are required to adhere to this Code of Ethics at all times. Only the Board of Directors shall have the authority to amend this Code of Ethics and only the Board of Directors or a designated Board committee may authorize a waiver of any part of this Code of Ethics. Any of the Officers who ignores or violates this Code of Ethics will be subject to corrective action, which may include immediate dismissal.